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                                                                    EXHIBIT 99.1

                               QUINTALINUX LIMITED



                        [QUINALINUX LIMITED LETTERHEAD]




            QUINTALINUX, LIMITED SECURES US $2.7 MILLION CONSTRUCTION
                                    CONTRACT

Hong Kong/August 2, 2001/ Quintalinux Limited (Nasdaq:QLNX), a leading technology provider for intelligent buildings in Hong Kong and the People's Republic of China, today announced that its subsidiary, Sonik Interior Contracting Co., Ltd. (Sonik), has signed an USD2.7 million interior construction contract with Fitness First Plc, through its subsidiary SPORTathlon Clubs Ltd.

Based in the UK, Fitness First Plc is the largest operator of health clubs in Europe. As part of its Asian expansion program, the firm is currently constructing three clubs in Hong Kong. Sonik has been chosen as the interior contractor for two of these facilities.

The Chairman of Quintalinux, Mr. Chu Tat, said, "We are very pleased to be selected as the contractor of these two projects. Sonik will be responsible for the interior construction for the 27,000 square foot Club in the Grand Millennium Plaza, and the 24,000 square foot club in the Olympia Plaza. Both are scheduled for late summer completion.

First Fitness Plc is a rapidly expanding UK firm with interim 2001 revenues of (pound)60.7 million. The firm, which increased from 93 to 156 clubs over the last year to April 2001, has locations in 13 countries on three continents. Current Asian operations include Hong Kong, People's Republic of China, Singapore, Thailand, Malaysia, the Philippines and Indonesia. Fitness First expects to open 34 more clubs worldwide by the end of October 2001 including the three new clubs in Hong Kong.

"Sonik has extensive experience serving corporate and commercial accounts, and is known in the interior contracting industry for its quality services. We are currently negotiating for the interior construction contract for a Fitness First Health Club in Shanghai, PRC, and we hope that our new relationship with Fitness First will be just the beginning of Sonik's participation in Fitness First's Asian expansion program," Mr. CK Shum, Managing Director of Sonik commented.

Previous Sonik clients have included Morgan Stanley Dean Witter, AC Nielsen, Prudential-Bache, Conrad International Hotel, AIA, HSBC, Credit Suisse First Boston and Rabobank International.


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ABOUT QUINTALINUX

Quintalinux is an Intelligent Building solution provider that provides one-stop solutions including commercial and interior system design, software applications, system integration and application development for Linux operating systems.


Disclaimer

Some statements in this news release may constitute "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance of the Company to differ materially from future results or performance expressed or implied by those forward-looking statements.